FILED PURSUANT TO RULE 424(B)(3)
                                                     REGISTRATION NO. 333-108611

                                  $600,000,000

                               OMNICOM GROUP INC.
               Zero Coupon Zero Yield Convertible Notes Due 2033

                  PROSPECTUS SUPPLEMENT DATED FEBRUARY 4, 2004
                      TO PROSPECTUS DATED NOVEMBER 5, 2003

      The selling securityholders table on pages 33-34 of the prospectus is hereby further amended to update the information to include the following entities as selling securityholders in the prospectus and to list their total respective amounts of Zero Coupon Zero Yield Convertible Notes due 2033:

                                                        AGGREGATE
                                                     PRINCIPAL AMOUNT                           COMMON            COMMON
                                                       OF NOTES AT         PERCENTAGE           STOCK             STOCK
                                                      MATURITY THAT         OF NOTES        OWNED PRIOR TO      REGISTERED
NAME                                                   MAY BE SOLD         OUTSTANDING        CONVERSION         HEREBY(1)
----                                                 ----------------      -----------      --------------      ----------
Citigroup Global Markets Inc. (2)                      $ 1,145,000               *                --               11,116
Goldman Sachs & Co. (3)                                  1,576,000               *              52,449             15,300
Hamilton Multi-Strategy Master Fund, LP (4)             11,120,000             1.85               --              107,960
Jefferies & Co. Inc.                                       100,000               *                --                  970
Salomon Brothers Asset Management (5)                    6,125,000             1.02               --               59,465

----------
*     Less than 1%

(1)   Assumes conversion of all the holder's notes at a conversion rate of
      9.7087 shares of common stock per $1,000 principal amount at maturity of the notes. However, this conversion rate will be subject to adjustment as described under "Description of the Notes -- Conversion Rights." As a result, the amount of common stock issuable upon conversion of the notes may increase or decrease in the future.

(2) Citigroup Global Markets Inc. was one of the initial purchasers of the notes. Additionally, Citigroup Global Markets Inc. owns $50,712,000 aggregate principal amount of Omnicom Group Inc.'s Liquid Yield Option Notes (TM) due 2031. The 2031 Notes are convertible into 460,972 shares of Omnicom Group Inc.'s common stock.

(3) Goldman Sachs & Co. was one of the initial purchasers of the notes and was previously listed as holding $15,000,000 of the notes. Additionally, Goldman Sachs & Co. owns $2,475,000 aggregate principal amount of Omnicom Group Inc.'s Liquid Yield Option Notes (TM) due 2031 and $2,228,000 aggregate principal amount of Omnicom Group Inc.'s Zero Coupon Zero Yield Convertible Notes due 2032. The 2031 Notes are convertible into 22,497 shares of Omnicom Group Inc.'s common stock and the 2032 Notes are convertible into 20,252 shares of Omnicom Group Inc.'s common stock. Goldman Sachs & Co. also holds options to purchase an additional 56,300 shares of Omnicom Group Inc.'s common stock. This information supercedes all prior information regarding Goldman Sachs & Co.

(4) This selling securityholder was previously listed as holding $9,500,000 of the notes. This information supercedes all prior information regarding Hamilton Multi-Strategy Master Fund, LP.

(5) Salomon Brothers Asset Management, or SBAM, is an affiliate of Citigroup Global Markets Inc., one of the initial purchasers of the notes. SBAM acts as a discretionary investment advisor for General Motors Investment Corp., on whose behalf SBAM holds $4,500,000 aggregate principal amount of the notes, Kemper Fund, on whose behalf SBAM holds $125,000 aggregate principal amount of the notes, and Smith Barney Convertible Fund, on whose behalf SBAM holds $1,500,000 aggregate principal amount of the notes. Accordingly, SBAM may be deemed to be the beneficial owner of all $6,125,000 aggregate principal amount of the notes.

      The preceding table has been prepared based upon information furnished to us by the selling securityholders named in the table. From time to time, additional information concerning ownership of the notes and common stock may be known by certain holders thereof not named in the preceding table, with whom we believe we have no affiliation. Information about the selling securityholders may change over time. Any changed information will be set forth in supplements of amendments to this prospectus.